EXHIBIT 99.3

Press Release

Total announces the first 2020 interim dividend of €0.66/share,

stable year on year

Paris, May 5, 2020 – The Board of Directors met on May 4, 2020, and declared the distribution of the 2020 first interim dividend at €0.66/share, stable compared to the 2019 first interim dividend. This interim dividend will be paid in cash exclusively according to the following timetable:

In 2020	Shareholders	ADS holders
Ex-dividend date	September 25	September 23
Payment date	October 2	October 16

Furthermore, the Board of Directors decided on February 5, 2020, to propose to the Shareholders’ Meeting on May 29, 2020, the distribution of a 2019 final dividend of €0.68/share. The Board of Directors of May 4, 2020, decided to offer the shareholders, subject to approval at the Shareholders’ Meeting on May 29, 2020, the option to receive the 2019 final dividend in cash or in new shares of the Company with a discount, each choice being exclusive of the other.

Hence, shareholders and American Depositary Share (ADS) holders will be given the option to receive the dividend either in cash or in new shares, by instructing their financial advisors, according to the following timetable:

In 2020	Shareholders	ADS holders
Ex-dividend date	June 29	June 25

Period to opt in for the payment in new shares	July 1 to July 10 (inclusive)	June 29 to July 7 (inclusive)

Payment in cash or in new shares	July 16	July 23

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investors Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and “Group” are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.